Exhibit 4

October 21, 2016

Via Email

Sam Greene Partner Centerview Partners LLC 31 West 52nd Street 22nd Floor New York, NY 10019	Todd Giardinelli Managing Director Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036	Homer Parkhill Managing Director Rothschild & Co. SCA 1251 Avenue of the Americas 33rd Floor New York, NY 10020

RE:	Non-Binding Indication of Interest for Sponsorship of TerraForm Power, Inc.

Dear Sam, Todd, and Homer:

D. E. Shaw Renewable Investments, L.L.C. (“DESRI”), a member of the D. E. Shaw group, is pleased to submit this non-binding indication of interest (this “Proposal”) with respect to the sponsorship of TerraForm Power, Inc. (“TerraForm Power” or the “Company”). We believe that the best way to maximize the value available to all of the Company’s stockholders is to replace SunEdison, Inc. (“SunEdison”) as the Company’s operating sponsor. New sponsorship by a credible, independent operator led by a management team with a proven history in renewables and a sizable operating portfolio of solar and wind projects in North America would assist in stabilizing TerraForm Power’s business and return the Company to sustainable, long-term growth, which will provide superior value to all stakeholders.

Accordingly, this Proposal outlines the basis upon which DESRI would assume the sponsorship of TerraForm Power. Under our Proposal, DESRI would serve as TerraForm Power’s operating sponsor and would seek to stabilize the Company’s business, reintroduce sustainable distribution growth, restore investor confidence, and maximize the value of TerraForm Power’s stock for the benefit of all stakeholders. We believe that we can achieve these objectives by leveraging the DESRI team’s extensive experience and expertise in building, financing, and operating renewable energy companies. Furthermore, as described below, members of the D. E. Shaw group have a significant interest in maximizing the value of TerraForm Power.

Overview of the D. E. Shaw Group and DESRI

The D. E. Shaw group is a global investment and technology development firm with approximately $38 billion in investment capital as of July 1, 2016 and offices in North America, Europe, and Asia.

Renewable energy investments have been a significant area of focus for the D. E. Shaw group over the past decade, and the D. E. Shaw group has sponsored several industry leading companies in that period, including: (1) First Wind Holdings, LLC (“First Wind”), one of the early leaders in wind and solar development in North America, with an aggregate operating capacity of more than 1,000 MW across 20 utility-scale wind and solar projects, and a development pipeline of approximately 8 GW immediately prior to the sale of First Wind to TerraForm Power and SunEdison in January 2015; (2) Deepwater Wind, LLC (“Deepwater Wind”), the leading offshore wind company in North America and the owner and developer of the first offshore wind farm in the United States; and (3) the DESRI platform described below.

Members of DESRI’s management team, who had been investing in renewable energy at the D. E. Shaw group since 2005 and were responsible for the investments in and sponsorship of First Wind and Deepwater Wind, launched DESRI as a platform for investment in high-quality renewable energy assets in 2010. DESRI’s portfolio of renewable energy projects currently includes 26 utility-scale wind and solar projects in North America that represent more than 1,300 MW of aggregate capacity.

DESRI’s management team draws on deep relationships in the project development community to originate new projects, in the construction and equipment supply business to design and build projects, and in the project finance lending space to finance those assets. Since its launch, DESRI has achieved sustained growth through disciplined capital deployment, operational efficiency, and continuous project enhancements during both boom and bust market cycles. Since 2012, DESRI’s portfolio of wind and solar projects has grown at a compound annual rate of greater than 50%, as measured by aggregate MW of capacity. DESRI’s management team achieved this growth without accessing public equity.

DESRI and its management team are uniquely qualified to re-position Terraform Power for value maximization given our extensive experience investing in, building, and operating renewable energy companies in a variety of market conditions, including during periods when sponsors of renewable energy projects and platforms generally faced significant headwinds. In addition, through the D. E. Shaw group’s sponsorship of First Wind, the DESRI team is intimately familiar with a large portion of TerraForm Power’s current portfolio. Based on our knowledge of the assets, we see numerous opportunities to optimize the Company’s portfolio to organically increase cash flows while de-risking the business. We believe we can achieve this objective without relying on accessing incremental public equity.

In addition to organic growth opportunities, we believe that DESRI’s large portfolio of solar and wind assets would enhance TerraForm Power’s growth prospects. DESRI is prepared to offer TerraForm Power a right of first offer (“ROFO”) on a portion of its existing and future projects.

Finally, the D. E. Shaw group holds significant economic interests throughout the SunEdison and TerraForm Power capital structures. Specifically, members of the D. E. Shaw group own (i) approximately 6.2 million shares of TerraForm Power Class A stock; (ii) hundreds of millions of dollars in unsecured claims against SunEdison and certain of its affiliates; and (iii) claims against TerraForm Power that are the subject of a pending lawsuit against TerraForm Power in the New York State Supreme Court. As a result of these economic interests, the D. E. Shaw group is highly motivated to maximize the value of TerraForm Power for the benefit of all stakeholders.

Summary of Our Proposal

Under our Proposal, DESRI would work with TerraForm Power, SunEdison, and SunEdison’s creditors to implement a new contractual arrangement with respect to the sponsorship of TerraForm Power. Importantly, our Proposal would not require SunEdison or other TerraForm Power stockholders to sell their interests in the Company at a significant discount to intrinsic value.

Under our Proposal, SunEdison and/or TerraForm Power would engage DESRI to serve as the operating sponsor of TerraForm Power in order to restore TerraForm Power’s credibility with investors and refocus TerraForm Power on maximizing stockholder value. In this capacity, DESRI would be responsible for:

■	Overseeing the operations of the individual TerraForm Power projects;
■	Overseeing the financing and capitalization of the individual TerraForm Power projects;
■	Evaluating and implementing appropriate actions related to reducing leverage at the TerraForm Power holding company level; and
■	Reorganizing the TerraForm Power project portfolio to re-establish a growth objective, including by overseeing and executing acquisitions and divestitures of projects.

In addition to the foregoing responsibilities, DESRI would provide TerraForm Power with a ROFO on certain existing and future DESRI projects for a designated period, thus enhancing the value of TerraForm Power stock and incentive distribution rights. We would also be open to amending existing agreements between SunEdison and TerraForm Power to provide greater operational and financial flexibility.

In exchange for serving as operating sponsor of TerraForm Power and providing the ROFO described above, DESRI would be entitled to:

■	An annual management fee in an amount to be determined, which would replace (i) the existing fee under TerraForm Power’s Management Services Agreement with SunEdison and (ii) certain other existing general and administrative costs; plus
■	A negotiated right to participate in any value created for TerraForm Power stockholders and/or SunEdison.

Benefits of Our Proposal vs. Sale of TerraForm Power

In light of the D. E. Shaw group’s significant economic interests in TerraForm Power and SunEdison, we would welcome a sale of the Company at a fair price that properly reflects TerraForm Power’s intrinsic value. Unfortunately, a sale on such terms may not be currently possible. We believe that TerraForm Power’s current stock price reflects a significant discount to intrinsic value due to the Company’s association with SunEdison’s financial distress, as well as TerraForm Power’s current operational and financial ailments. In addition, without growth, TerraForm Power’s static portfolio, burdened by high overhead costs, continues to further degrade in value. Selling TerraForm Power now (if even possible) on disadvantageous terms would only serve to crystallize this value leakage and eliminate the upside value that the SunEdison estate and TerraForm Power stockholders could potentially realize by stabilizing the business and restoring distribution growth.

We believe that appointing DESRI as the operating sponsor of TerraForm Power could avoid a potentially protracted sale process and could allow SunEdison to emerge from bankruptcy sooner than many stakeholders in the SunEdison bankruptcy currently expect. Such an arrangement would allow for decisive action needed to stem further value leakage associated with SunEdison’s assets, including its stake in TerraForm Power. Through immediately actionable improvements to operations, capital structure enhancements, and portfolio optimization, DESRI believes the value of TerraForm Power stock can be significantly increased relative to current trading levels.

Next Steps

Our Proposal is based on our review of publicly available information related to TerraForm Power. In addition, we have significant experience with a large portion of the TerraForm Power portfolio, due to the D. E. Shaw group’s prior role as sponsor of First Wind. Based on this experience and our due diligence completed to date, we believe that DESRI is well positioned to optimize TerraForm Power’s cash flows and enhance the value of its stock. Access to key non-public information, including, among other things, management projections, information on any acquisitions and financings completed since the end of 2015, information relating to TerraForm Power’s liabilities, and materials that would allow DESRI to evaluate TerraForm Power’s current cost structure, would enable us to finalize our Proposal and negotiate definitive terms under which DESRI would be prepared to transact.

Non-Binding Proposal

Notwithstanding anything to the contrary in this Proposal: (1) this Proposal does not constitute and does not contain any offer capable of acceptance, and will not give rise to any legally binding obligation, express or implied, on the part of the DESRI, and/or any of its affiliates, to propose or complete any transaction or to negotiate in good faith towards a binding contract; (2) none of the parties to these discussions or any of their respective affiliates shall be legally bound with respect to the transactions described in this Proposal (the “Transaction”) unless and until such parties have executed and delivered to each other definitive, binding written agreements in respect of such Transaction; and (3) except as expressly provided in any such definitive, binding written agreement, no past, present, or future action, course of conduct, or failure to act relating to the Transaction or relating to the negotiation of the terms of such Transaction will give rise to or serve as the basis for any obligation or other liability on the part of any such party or any of its affiliates. This Proposal may be revoked at any time by DESRI, and DESRI may determine not to proceed with further consideration of the Transaction, in each case, for any reason or for no reason at all.

Please contact the undersigned with any questions or clarifications regarding this Proposal. We are enthusiastic about the opportunity to work together and look forward to hearing from you shortly.

D. E. Shaw Renewable Investments, L.L.C.

By:	/s/ Bryan Martin
Bryan Martin
Authorized Signatory

Cc:	Michael Kramer, Ducera Partners

Brian Bolster, Goldman Sachs